Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013

Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$371,920	$421,487	$556,025	$506,895	$701,294	$180,170

Add:
Interest expense (1)	255,073	251,291	247,504	313,328	403,150	112,137
Operating leases	79,189	82,522	90,001	109,817	125,706	34,054
Amortization of interest capitalized	2,692	2,751	2,819	2,218	2,315	584

Earnings as adjusted	708,874	758,051	896,349	932,258	1,232,465	326,945

Computation of fixed charges:
Interest expense (1)	255,073	251,291	247,504	313,328	403,150	112,137
Interest capitalized	770	495	1,011	2,096	1,926	386
Operating leases	79,189	82,522	90,001	109,817	125,706	34,054

Fixed charges	335,032	334,308	338,516	425,241	530,782	146,577

Excess in earnings required to cover fixed charges	$373,842	$423,743	$557,833	$507,017	$701,683	$180,368

Ratio of earnings to fixed charges (2)	2.12	2.27	2.65	2.19	2.32	2.23

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes, income on equity method investments, fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts and premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.